Exhibit 99

December 12, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that based on the recommendation of the Governance, Nomination and Remuneration Committee, the Board of Directors of the Bank has on December 11, 2025, approved the elevation of following employees as Group Heads, with effect from December 1, 2025:

•	Mr. Anil Bhavnani – Group Head – Transportation and Infrastructure Finance Group

•	Mr. Ravi SSN – Group Head – Large Local Corporates and PSU

•	Mr. Sameer Ratolikar – Group Head – Chief Information Security Officer

Brief profiles of the aforementioned employees are attached herewith as Annexure-I.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Mr. Anil Bhavnani

Mr. Anil Bhavnani is a veteran banker with 30+ years of banking experience across Assets, Credit Underwriting and Liabilities Business encompassing Retail, SME and Corporate segments. He has held leadership positions in the Bank across business divisions of Retail Assets, Wholesale Banking, Retail Branch Banking and Commercial and Rural Banking. He is one of the few leaders who has moved across multiple segments in the Bank.

Mr. Bhavnani joined the Bank in 2003 as National Sales Manager for Channel Business for Priority Sector Lending and Working Capital products. In 2005, he was also given additional responsibility to handle the Construction Equipment Business. In 2017, basis performance track record, he was elevated to the role of Retail Branch Banking Head. In 2024, he took over the role of Head of Transportation and Infrastructure Finance Group.

Mr. Ravi Ssn

Mr. Ravi SSN has been a veteran Corporate Banker associated with the Bank since 2010. Over the course of his association with the Bank, he has consistently demonstrated strategic insight, strong credit skills, excellent relationship with corporate promoters, strong execution skills and consistent delivery of numbers. He has a proven ability in dealing with the regulators and industry bodies. He has nurtured talent over years and has developed leaders who have gone on to take larger roles.

Mr. Ravi has been instrumental in substantially growing the core income of the Corporate Banking business and has contributed to overall growth of Corporate Banking by nurturing and growing relationships with key clients and pursuing new business opportunities and geographical expansion.

In 2023, he took over the PSU Business vertical within Corporate Banking and since then has built a long-term sustainable business. With his vision and strategy to build a sustainable business model, he leveraged transactional Banking Business viz., cash, trade and forex with many PSUs. This has resulted in the Bank becoming one of the largest transaction bankers in several PSUs.

Mr. Sameer Ratolikar

Mr. Sameer Ratolikar is the Chief Information Security Officer at the Bank, responsible for developing and implementing the information security strategy of the Bank and integrating cybersecurity into the enterprise strategy, thereby resulting into uniform, consistent and secured technology offerings for the stakeholders in line with the regulatory expectations. He has effectively built a cyber-aware culture across the Bank, delivered an impeccable network defence system ensuring that the Bank’s internet facing / external applications have run with no major vulnerabilities at any point, has ensured a digital security transformation at the Bank and has developed strong fraud analytics.

Mr. Ratolikar has demonstrated Key leadership competencies wherein he is seen as a subject matter expert and a strategic thinker, operates with the mindset of an enterprise risk leader, built, retained and motivated a high performing and successful team of 130+ core cybersecurity professionals.

Mr. Ratolikar has built trust and credibility within the Bank, has effectively engaged with all stakeholders, industry bodies and the Regulator to develop various policy frameworks and maintain a leadership position in terms of cyber defence, governance and emerging technologies and responsibilities. He conducts himself with high ethical & professional standards, drives a One-Bank approach (builds network, works across boundaries and manages conflict), demonstrates digital mind-set, learning agility and challenges status quo.